UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 16 February 2016

NOVOGEN LIMITED

ACN 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

NOTICE OF GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF A GENERAL MEETING OF THE COMPANY TO BE HELD AT TIME 10.30AM (SYDNEY TIME) ON 18 MARCH 2016 AT LEVEL 5, 20 GEORGE ST, HORNSBY, NSW, 2077

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY BY NO LATER THAN 10.30AM (SYDNEY TIME) ON WEDNESDAY 16 MARCH 2016.

PART A: ABOUT THESE DOCUMENTS

Shareholders in Novogen Limited ACN 063 259 754 (Company) are requested to consider and vote upon the Resolutions set out in the Notice of Meeting in Part C of this Document.

The Resolutions are to be voted on at the General Meeting of the Company to be held at 10.30am (Sydney time) on Friday 18 March 2016 at Novogen Limited, Level 5, 20 George St, Hornsby, NSW, 2077.

You can vote by:

•	attending and voting at the Meeting in person (including by corporate representative); or

•	appointing someone as your proxy to attend and vote at the Meeting on your behalf, by completing and returning the Proxy Form DIRECTLY to the Company or the Share Registry in the manner set out on the Proxy Form.

To be valid for the purposes of the Meeting, the Company or the Share Registry must receive your duly completed Proxy Form by no later than 10.30am (Sydney time) on Wednesday 16 March 2016. Full instructions for voting by proxy are detailed in Annexure A and on your Proxy Form.

A glossary of capitalised terms used throughout this Document (including the Proxy Form) is contained in Part E. Unless expressly provided otherwise in this Document, each capitalised term used in this Document has the meaning given in Part E.

Please read the whole of this Document carefully before determining how you wish to vote and then cast your vote accordingly, either in person or by proxy.

PART B: LETTER FROM THE CHAIR

16 February 2016

Dear Shareholder

I am pleased to invite you to attend the General Meeting of the Shareholders of Novogen Limited, to be held at Novogen Limited, Level 5, 20 George St, Hornsby, NSW, 2077 on Friday 18 March 2016 at 10.30am (Sydney time) (Meeting).

Enclosed with this letter is the Notice of Meeting which details the items of business to be dealt with at the Meeting.

A General Meeting is an important event, usually called to deal with events that occur outside of the Annual General Meeting. I hope therefore that you will give this matter your attention.

AGENDA

The resolutions on the agenda for this Meeting are for:

1.	The issue of up to 7,500,000 Options to Dr James Garner;

2.	The election of Mr Iain G. Ross as a Director of the Company; and

3.	The approval of Non-Executive Directors’ remuneration cap.

BACKGROUND

Resolution 1 enables the Company to issue up to 7,500,000 Options to its newly appointed Chief Executive Officer (CEO), Dr James Garner. The Directors believe that the grant of Options to Dr Garner is an appropriate way to incentivise continued and high quality service in the future through Dr Garner’s remuneration package.

Resolution 2 is the election of Mr Iain G. Ross as a director of Novogen. Mr Ross was appointed to the Board on 22 July 2015 and will continue to act as CEO until 31 January 2016 (on and from 1 February 2016 Dr Garner holds the role of CEO). According to article 82.3 of the Company’s Constitution, a Director who has been appointed by way of casual vacancy or in addition to existing Directors holds office only until the next General Meeting at which point that Director must retire from office.

Resolution 3 seeks to increase the maximum aggregate amount of Non-Executives remuneration cap from $560,000 to $900,000. The amount of $560,000 was approved by shareholders over 10 years ago at the 2005 Annual General Meeting. In the 2014-2015 financial year, the role of CEO and Chairman were combined, therefore the remuneration allocated to the role of Chairman was not included in the cap.

Moreover, since June 2015, 3 new Directors have been appointed to the Board, which has increased the pressure on the current cap.

The increase to $900,000 will provide the Company with the flexibility to enable it to attract and retain the services of international Directors of the highest calibre in increasingly competitive circumstances as the Company continues on its progress into the clinic and drug discovery program.

It is in the best interests of the Company to remain on par with the Non-Executive remuneration of other similar size listed companies.

Please refer to the Explanatory Statement in Part D for further details on Resolutions.

RESOLUTIONS

The Board:

•	other than Dr James Garner who due to his personal interest in Resolution 1 makes no recommendation, recommends that Shareholders vote FOR on Resolution 1;

•	recommends that Shareholders vote FOR on Resolution 2; and

•	other than the Non-Executive Directors who due to their personal interest in Resolution 3 make no recommendation, recommends that Shareholders vote FOR on Resolution 3.

VOTING

If you attend the Meeting, please bring a copy of the enclosed Proxy Form with you to facilitate registration.

If you are unable to join us, you are encouraged to appoint a proxy to attend and vote on your behalf.

To be valid for the purposes of the Meeting, Proxy Forms must be completed and returned as instructed in Section 3 of Part C of this Document, by no later than 10.30am (Sydney time) on Wednesday 16 March 2016. Full instructions for voting by proxy are detailed in Annexure A and on your Proxy Form.

Your vote is important and we encourage you to either attend the Meeting in person or complete the Proxy Form accompanying this Document and return it to the Company or the Share Registry in accordance with the directions provided.

On behalf of the Board

Lionel Mateo
Company Secretary

PART C: NOTICE OF GENERAL MEETING

Section 1: Time and Place of Meeting

NOTICE is hereby given that a General Meeting of Novogen Limited ACN 063 259 754 (Company) will be held at the following time and location, and will conduct the business specified in Section 2 below:

Date:	18 March 2016

Time:	10.30am (Sydney time)

Location:	Novogen Limited, Level 5, 20 George St, Hornsby, NSW, 2077

Section 2: Business of the Meeting

RESOLUTION 1 - ISSUE OF OPTIONS TO DR JAMES GARNER

To consider and, if thought fit, to pass the following resolution (with or without amendment) as an Ordinary Resolution:

“That, for the purposes of Listing Rule 10.14 and Chapter 2E of the Corporations Act and for all other purposes, approval is given to the issue of up to 7,500,000 Options to Dr James Garner under the Company’s Employee Share Option Plan”

RESOLUTION 2 - ELECTION OF MR IAIN G. ROSS AS DIRECTOR

To consider and, if thought fit, to pass the following resolution (with or without amendment) as an Ordinary Resolution:

“That Mr Iain G. Ross, a non-Executive Director of the Company retiring in accordance with article 82.3 of the Company’s Constitution, is re-elected as a Director of the Company.”

RESOLUTION 3 - NON-EXECUTIVE DIRECTORS’ REMUNERATION CAP

To consider and, if thought fit, to pass the following resolution (with or without amendment) as an Ordinary Resolution:

“That the maximum aggregate amount payable to Non-Executive Directors by way of remuneration be increased from $560,000 to $900,000 per annum.”

OTHER BUSINESS

To transact any other business as may be brought before the Meeting in accordance with the Constitution of the Company and of which the requisite written notice has been given.

Section 3: Directions Regarding Meeting

Please read this Document carefully and in its entirety before determining how you wish to vote in relation to the Resolution, and then cast your vote accordingly, either in person or by proxy or authorised representative.

If you do not understand any part of this Document, or are in any doubt as to the course of action you should follow in response to this Document, you should contact your stockbroker or financial or other professional adviser immediately.

Determination of Membership and Voting Entitlement for the Purpose of the Meeting

For the purpose of determining a person’s entitlement to vote at the Meeting and in accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), a person will be recognised as a Shareholder if that person is registered as a Shareholder at 7.00 pm (Sydney time) on Wednesday 16 March 2016.

How to Vote

You may vote by attending the Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, please attend the Meeting on the date, time and place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and either send, deliver, courier or mail the duly completed Proxy Form, together with any power of attorney (or a certified copy of it) under which a proxy is appointed:

•	directly to the Company, attention Company Secretary:

•	by mail to Novogen Limited, PO Box 2333, Hornsby Westfield NSW 1635 Australia;

•	by facsimile to + 61 02 9476 0388; or

•	by delivery to Level 5, 20 George St, Hornsby NSW 2077 Australia;

or

•	to the Share Registry:

•	by mail to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia;

•	by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

•	by delivery to Level 4, 60 Carrington Street, Sydney NSW 2000 Australia, or

•	online at www.investorvote.com.au or for Intermediary Online subscribers only (custodians) www.intermediaryonline.com so that it is received no later than 10.30am (Sydney time) on Wednesday 16 March 2016.

A Shareholder entitled to attend and vote at the Meeting pursuant to the Constitution is entitled to appoint no more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specific proportion of that Shareholder’s voting rights. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a Shareholder.

Any instrument of proxy deposited or received by the Company in which the name of the appointee is not filled in will be deemed to be given in favour of the Chair.

The instrument of appointment of a proxy must be executed by the appointor or its duly authorised representative. The Proxy Form which accompanies this Notice may be used to appoint a proxy for the purposes of the Meeting.

Complete details on how to vote by proxy are set out in Annexure A and on your Proxy Form.

Corporate Representative

A Shareholder that is a company and that wishes to appoint a person to act as its representative at the Meeting must provide that person with a letter executed in accordance with the Constitution and the Corporations Act) authorising him or her to act as the Shareholder’s representative.

Voting Exclusion Statement

Resolution 1

In accordance with the Listing Rules, the Company will disregard any votes cast on this Resolution byany Director who is eligible to participate in the employee incentive scheme in respect of which approval is sought and, if ASX has expressed an opinion under rule 10.14.3 that approval is required for participation in an employee incentive scheme by anyone else, that person, and any Associates of those Directors.

However, the Company need not disregard a vote if it is cast by:

(a)	a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b)	the Chair as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

In accordance with section 224 of the Corporations Act, the Company will also disregard any votes cast on this Resolution by or on behalf of any person who is a related party of the Company (as defined in section 228 of the Corporations Act) to whom the Resolution would permit a financial benefit to be given (a Restricted Person) or an associate of such a person.

However, the Company need not disregard a vote if:

(a)	it was cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of a Restricted Person or an associate of a Restricted Person.

Resolution 3

The Company will disregard any votes cast on Resolution 3 by:

•	any Director of the Company; and

•	an Associate of that Director.

However the Company need not disregard a vote on Resolution 3 if:

(a)	a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b)	the Chair as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

By order of the Board

Lionel Mateo
Company Secretary

Dated: 16 February 2016

PART D: EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full as part sections of this Document are not intended to give a comprehensive review of the proposed Resolutions.

If you are in doubt about what to do in relation to the Resolutions, you should consult your stockbroker or financial or other professional advisor.

A.	BACKGROUND TO APPLICABLE RULES

1.	Listing Rule 10.14

Listing Rule 10.14 provides that the Company must not permit a director to acquire securities under an employee incentive scheme without the approval of holders of ordinary securities of the acquisition. The notice of meeting to obtain approval must comply with rule 10.15.

2.	Listing Rule 10.17

Listing Rule 10.17 provides that the Company must not increase the total amount of directors’ fees payable by it or any of its subsidiaries without the approval of holders of its ordinary securities.

Subsections 10.17.1 and 10.17.2 of the Listing Rules provide that the notice of meeting must include the amount of the increase, the maximum amount that may be paid to the directors as a whole, a voting exclusion statement and the sum paid to non-executive directors must be fixed.

A note to the Listing Rule mentions that the total amount of directors’ fees payable must include any superannuation contributions made by the Company for the benefit of the non-executive directors and any fees which a non-executive director agrees to sacrifice on a pre-tax basis.

B.	DISCLOSURE IN RELATION TO THE RESOLUTIONS

1.	Resolution 1 – Approval of issue of Options to Dr James Garner

1.1	Background

The broad remuneration policy of the Company is to ensure that the remuneration package of key management personnel reflects their duties and responsibilities and is competitive in attracting, retaining and motivating people of the highest quality.

The non-executive directors, being all of the Directors other than Dr Garner, believe that the grant of Options under the ESOP to Dr Garner is an appropriate way to set long term incentive as part of Dr Garner’s remuneration package, encouraging a continuous high level of service in future.

The Options that will be issued to Dr Garner (subject to Resolution 1 being passed) will vest over 4 years and will potentially allow Dr Garner to increase his shareholding in the Company progressively over the years.

Please see the Terms and Conditions of the Options below for more details.

1.2	Corporations Act – Chapter 2E

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of that public company unless either:

(a)	the giving of the financial benefit falls within one of the nominated exceptions to the provision; or

(b)	Shareholders give their prior approval for the giving of the financial benefit.

For the purposes of Chapter 2E, Dr James Garner, being a Director of the Company, is a related party of the Company.

In accordance with Section 219 of the Corporations Act, the following information is provided to Shareholders to allow them to assess the proposed issue of options to Dr Garner.

(i)	Terms and Conditions of the Options

(a)	Each Option will confer on its holder the right to purchase one ordinary Share in the capital of Novogen Limited;

(b)	Issue Price: each Option is issued for nil consideration;

(c)	Exercise Price:

The Options are issued in two Tranches with different exercise prices and vesting periods:

Tranche 1

Commencement Date	1 February 2016

Number of Options	5,000,000 Options

Exercise Price	$0.1988 per Option. Based on a premium of 45% on the 30 Day VWAP of shares traded in Novogen Limited at the close of business on 14 December 2015.

Vesting Schedule	From the Commencement Date: 1) 6 months: 750,000 Options; 2) 1 year: 750,000 Options; 3) 18 months: 750,000 Options; 4) 2 years: 750,000 Options; and 5) 3 years: 2,000,000 Options.

Exercise Period start date	For sub-tranches (1) to (4): on the second anniversary of the Commencement Date. For sub-tranche (5): on the third anniversary of the Commencement Date (ie: the vesting date for that tranche

Tranche 2
Commencement Date	1 February 2016

Number of Options	2,500,000 Options

Exercise Price	$0.2605 per Option. Based on a premium of 90% on the 30 Day VWAP of shares traded in Novogen Limited at the close of business on 14 December 2015.

Vesting Schedule	From the Commencement Date: 1) 4 years: 2,500,000 Options;

Exercise Period start date	On the fourth anniversary of the Commencement Date.

(d)	Any Shares issued upon the exercise of the Options will, upon their issue, rank pari passu with, and be issued on the same terms and conditions as, all other Shares.

(e)	The Options are unlisted and cannot be traded.

(f)	Upon exercise of any of the Options, the Company will apply for quotation of the Shares issued as a result of the exercise, subject to any restrictions imposed by the ASX.

(g)	New share issues: There are no participation rights or entitlements inherent in the options and Dr Garner will not be entitled to participate in new issues of capital offered to Shareholders without exercising the options. The Company, however, will ensure that for the purposes of determining entitlements to any such issue, the books closing date will be in accordance with the ASX Listing Rules. This will give the option holder the opportunity to exercise his options (should he otherwise be entitled to) prior to the date for determining entitlements to participate in any such issue;

(h)	Reorganisations: In the event of any reorganisation of the issued capital of the Company, the number of options or the exercise price of the options or both shall be adjusted in a manner which complies with the ASX Listing Rules in force at that time and in all other respects the terms for the exercise of the options shall remain unchanged;

(i)	Options not exercised by 5.00 pm AEST on the Expiry Date will automatically expire;

(j)	No funds will be raised from the issue of Options to Dr Garner. Any funds raised from the exercise of Options by Dr Garner will be used for general working capital purposes; and

(k)	Dr Garner must contribute his own money to the Company to fund the exercise price of the Options.

(ii)	Value attributed to the proposed issue of Options

For illustrative purposes, the Company has contracted an independent valuation professional who used the Black Scholes option valuation model to calculate the value that would be attributable to the proposed options, at the time of preparation of this Notice.

Tranche 1
Volatility (%)	Value per Option (cents)	Value of 5,000,000 Options
60	5.35	$267,500
90	8.15	$407,500
120	10.19	$509,500

Tranche 2
Volatility (%)	Value per Option (cents)	Value of 2,500,000 Options
60	4.48	$112,000
90	7.54	$188,500
120	9.82	$245,500

In arriving at the abovementioned Options valuation, the valuer adopted the following assumptions.

1.	An expectation that the majority of the Options would be exercised towards the end of the term of the Options.

2.	7 January 2016 was adopted as the deemed date of grant and 13 cents (the last price prior to that date) as the deemed spot price on the date of grant.

3.	A risk-free rate of a five year Australian Government bond as 2.19% on 6 January 2016.

4.	The Options do not have any vesting conditions.

5.	The Options are non-transferable and unlisted.

6.	No dividends were expected to be declared or paid by the Company during the terms of the Options.

7.	Volatility was calculated based on the following: The valuer noted that the one year low share price was 8.10 cents on 19 November 2014 and the high was 45.00 cents on 20 April 2015. The annualised volatility to 6 January 2016 that was calculated using an option volatility calculator was 116.11%. However, it was noted that the volatility over the past six months had been around 60%. The valuer considered Novogen’s share price to be sensitive to ASX announcements particularly with the opportunities in relation to drug discovery.

(iii)	In the opinion of the valuers after taking into account the various ASX announcements, the volatility calculators, the relatively medium term of the Options (approximately 5 to 6 years), and the general trend in the shares of companies in similar businesses and trading on the ASX over the past 3 and 6 months, the volatility factor for the purpose of valuation as at 6 January 2016 should be 90%.

(iv)	Total remuneration of Dr James Garner

Dr James Garner was appointed Chief Executive Officer on 10 December 2015, following the execution of his employment agreement. He took up the role on 1 February 2016.

As disclosed to the market on 10 December 2015, his remuneration package is as follows:

(a)	Base salary: $400,000 per annum (not including superannuation);

(b)	Performance bonus: each year Dr Garner may receive a performance bonus valued at up to 30% of his Base Salary (given at the discretion of the Board, and measured against the key performance indicators in place for the relevant year);

(c)	The Options for which approval is sought in Resolution 1 of this Notice; and

(d)	A relocation allowance of up to $35,000.

(v)	Relevant interest of Dr James Garner in the securities of the Company

As at 20 January 2016, Dr Garner owns 80,000 ordinary shares in the Company.

(vi)	The effect of the issue on existing Shareholders

There are currently 429,733,982 Shares on issue in Novogen. Should the 7,500,000 proposed Options to be issued under this Resolution be exercised in full, existing Shareholders’ interests will be diluted by 1.72%.

These Options represent a new category of unlisted options and consequently there is no trading history.

The Company’s shares have a 12 month price range of a high of 44.6 cents and a low of 10.4 cents with the last sale price being 11.5 cents on 20 January 2016.

Except as stated in this Explanatory Memorandum, the Directors do not consider that, from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences, for the Company or benefits foregone by granting the options pursuant to the Resolution to Dr Garner or his nominee upon the terms proposed, except as otherwise disclosed in this Explanatory Statement.

Neither the Company nor the Directors are aware of any undisclosed information that would be reasonably required by Shareholders to make a decision in relation to the potential financial benefits contemplated by the Resolution.

(vii)	Directors’ recommendation

Approval of the proposed resolution would have the effect of authorising the issue of up to 7,500,000 free options over unissued shares in the Company to Dr Garner.

The Directors other than Dr Garner do not have an interest in the outcome of the resolution and recommend that Shareholders approve the issue of the Options for the following reasons:

(a)	the Options are considered by the Directors to provide a cost effective means of giving an incentive to Dr Garner to advance the Company’s interests in accordance with the directions given from time to time by the Board of Directors; and

(b)	the number of Options to be issued is considered to be in line with the number issued to directors of similar companies.

Dr Garner, who stands to gain personally from the issue of the Options, declines to make any recommendation in relation to Shareholders’ consideration of the resolution.

1.3	Listing Rule 10.15 Disclosures

In accordance with the disclosure requirements of Listing Rule 10.15, the Company advises as follows:

(a)	The name of the Director is Dr James Garner;

(b)	The aggregate number of Options that will be issued pursuant to Resolution 1 is 7,500,000. This is the maximum number of Shares that may be issued pursuant to exercise of the Options.

(c)	The Issue Date will be the date of the passing of Resolution 1, being 18 March 2016, and in any event, no later than 12 months after the Meeting;

(d)	The Company agreed to issue the Options for nil cash consideration;

(e)	No persons referred to in Listing Rule 10.14 has received any securities under the ESOP since its approval by the Shareholders.

(f)	Dr Garner is the only person referred to in rule 10.14 who is entitled to participate in the ESOP;

(g)	There is no loan in relation to the acquisition;

(h)	Details of any securities issued under the employee incentive scheme will be published in each annual report of the entity relating to a period in which securities have been issued, and that approval for the issue of securities was obtained under listing rule 10.14; and

(i)	Voting Exclusion Statement: The voting exclusion statement in respect of Resolution 1 is set out in Section 3 of this Part C.

Shareholders’ approval for the Resolution is being sought pursuant to ASX Listing Rule 10.14 and Chapter 2E of the Corporations Act for the issue of up to 7,500,000 options. Consequently, in accordance with, ASX Listing Rule 7.2 (Exception 9), Shareholder approval under ASX Listing 7.1 is not required for the issue of these options. This exception also applies to all Shares issued pursuant to the exercise of Options.

2.	Resolution 2 – Election of Mr Iain G. Ross

Article 82.3 of the Company’s Constitution requires any Director who has been appointed by way of casual vacancy or in addition to existing Directors to hold office only until the next General Meeting at which point that Director must retire from office.

Mr Ross was previously a non-executive Director of the Company between 3 March 2014 and 20 November 2014.

He was re-appointed to the Board on 22 July 2015 and took the responsibility to act as interim Chief Executive Officer until a suitable permanent replacement was found.

Following the appointment of Dr James Garner as CEO, Mr Iain Ross no longer holds an executive position and has returned as a non-executive Director of the Company on 1 February 2016.

Mr Ross has over 35 years’ experience in the international life sciences and technology sectors where he has completed multiple financing transactions, and over 25 years in cross-border management as a Chairman and CEO. He has led and participated in 5 Initial Public Offerings, and has direct experience of M&A transactions in Europe, USA and Pacific Rim.

Currently he is Non-Executive Chairman of e–Therapeutics plc (LSE) Premier Veterinary Group plc, (LSE) and Biomer Technology Ltd; and also a Non-Executive Director of Anatara LifeSciences Ltd (ASX) and Benitec Biopharma Ltd (ASX). He is a qualified Chartered Director, and Vice Chairman of the Council of Royal Holloway, London University.

Previously, he has held significant roles in multi-national companies including Sandoz, Fisons, Hoffman La Roche, Reed Business Publishing and Celltech Group plc. He has advised banks and private equity groups on numerous company turnarounds.

Mr Ross was appointed as Director of the Company on 22 July 2015 and offers himself to be elected as Director of the Company.

The Board recommends that the Shareholders vote in favour of the election of Mr Ross.

3.	Resolution 3 – Non-executive Directors’ Remuneration Cap

Broadly, the Company’s Constitution provides that Non-Executive Directors may be paid (out of the funds of the Company) an amount determined from time to time at a general meeting. Rule 10.17 of the Listing Rules of ASX provides that the Company may not increase the aggregate amount of Non-Executive Directors’ fees without Shareholder approval.

The maximum aggregate amount which Shareholders have previously approved to be paid as remuneration for Non-Executive Directors is $560,000 per annum. This amount was approved by Shareholders over 10 years ago at the 2005 Annual General Meeting. Shareholder approval is sought to increase this amount from $560,000 to $900,000.

Since the last approval was obtained in 2005, there has been an increase in requirements the Directors (e.g.: availability for additional committee meetings), an increased emphasis on Director liability, an increase in emphasis on Corporate Governance via the Australian Stock Exchange Corporate Governance Council’s “Corporate Governance Principles and Recommendations” (3rd Edition) and the US Sarbanes Oxley Act (to which the Company is subject because of its NASDAQ National Market listing).

The aggregate amount of fees paid to the Chairman and the Non-Executive Directors of the Company for the year to 30 June 2015 was $227,881. This amount includes Board Committee fees. In the 2014-2015 financial year, the role of CEO and Chairman were combined, and as a result, the remuneration allocated to the role of Chairman was not included in the cap. Moreover, since June 2015, 3 new Directors have been appointed to the Board, which has increased the pressure on the current cap.

Full details of the remuneration paid to the Chairman and the other Non-Executive Directors are set out in the Remuneration Report, which is contained in the Directors’ Report commencing on page 16 of the Novogen Limited Annual Report for the financial year ended 30 June 2015.

The increase to $900,000, which represents a 60.7% increase (after making an allowance for inflation on the amount approved by Shareholders in 2005), will provide the Company with a continued degree of flexibility to enable it to attract and retain the services of international Directors of the highest calibre in increasingly competitive circumstances as the Company continues on its progress into the clinic and drug discovery program.

It is in the interest of the Company to remain on par with other listed companies of similar size in respect of Non-Executives remuneration.

If Resolution 3 is approved, this increase of $340,000, which would allow $900,000 to be available for existing and future Non-Executive Directors, may not be fully allocated initially.

No securities were issued to a Non-Executive Director under Listing Rule 10.11 or 10.14 within the preceding 3 years.

The voting exclusion statement in respect of the Resolution 3 is set out in Section 3 of this Part C.

Due to the personal interest that each Non-Executive Director has in Resolution 3, the Non-Executive Directors do not make a recommendation in relation to voting on this Resolution.

PART E: GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Associate	Has the meaning given to that term in Listing Rule 19.12.

Board	The board of Directors of the Company as at the date of this Document.

Chair	The person chairing the Meeting.

Commencement Date	1 February 2016

Company	Novogen Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Document	This document entitled “Notice of General Meeting, Explanatory Statement and Proxy Form” and any annexures or schedules to or of the foregoing.

ESOP	Employee Share Options Plan, which was approved by the Shareholders at a General Meeting held on 4 March 2015.

Expiry Date	The earlier of: (a) the date of termination of the employment agreement of Dr James Garner (for any reason); (b) the date that is 5 years after the Commencement Date.

Explanatory Statement	Part D of this Document, forming part of the Notice.

Listing Rule	The listing rules of the ASX as amended from time to time.

Meeting	The General Meeting of the Company convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Options	An option to acquire one Share. Collectively, any Option from Tranche 1 or Tranche 2. These Options will carry the terms set out in the Explanatory Statement.

Proxy Form	The proxy form attached to this Document.

Resolutions	The resolutions set out in the Notice.

Share	A fully paid ordinary share in the issued capital of the Company.

Share Registry	Computershare Investor Services Pty Limited ACN 078 279 277 of Level 4, 60 Carrington Street, Sydney, New South Wales.

Shareholder	A registered holder of one or more Share(s).

Tranche 1	5,000,000 Options, exercisable at $0.1988 per Option, with various vesting period and expiring on the Expiry Date.

Tranche 2	2,500,000 Options, exercisable at $0.2605 per Option, vesting 4 years after the Commencement Date and expiring on the Expiry Date.

ANNEXURE A – TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 - Appointment of Proxy

Indicate here who you want to appoint as your Proxy

If you wish to appoint the Chair as your proxy, mark the box. If you wish to appoint someone other than the Chair as your proxy please write the full name of that individual or body corporate. If you leave this section blank, the Chair will be your proxy. A proxy need not be a Shareholder. Do not write the name of the Company or your name in the space.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the Meeting must have provided the Company with a duly signed “Appointment of Corporate Representative” form prior to admission. An Appointment of Corporate Representative form can be obtained from the Share Registry.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Share Registry or you may use a photocopy of your Proxy Form.

To appoint a second proxy you must complete two Proxy Forms and return both forms together in the same envelope.

On each Proxy Form, you must state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half of the votes.

STEP 2 - Voting Directions to your Proxy

You can tell your proxy how to vote.

To direct your proxy how to vote, place a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item, your vote on that item will be invalid.

STEP 3 - Sign the Form

This form must be signed. In the spaces provided, you must sign this form as follows:

Individual: this form is to be signed by you as the registered securityholder.

Joint Holding: where the holding is in more than one name, you and all other registered holders of that holding must sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged the Power of Attorney (or a certified copy of it) with the Company or the Share Registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

Company: this form must be signed by a director jointly with either another director or a company secretary. Where the company has a sole director who is also the sole company secretary, this form must be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 - Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by not later than 48 hours before the commencement of the Meeting at 10:30am (Sydney time) on Friday 18 March 2016. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxies may be lodged:

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and either send, deliver, courier or mail the duly completed and signed Proxy Form:

•	directly to the Company, attention Company Secretary:

•	by mail to Novogen Limited, PO Box 2333, Hornsby Westfield NSW 1635 Australia

•	by facsimile to + 61 02 9476 0388; or

•	by delivery Level 5, 20 George St, Hornsby NSW 2077 Australia;

or

•	to the Share Registry:

•	by mail Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia;

•	by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

•	delivery to Level 4, 60 Carrington Street, Sydney NSW 2000 Australia, or

•	online at www.investorvote.com.au or for Intermediary Online subscribers only (custodians) www.intermediaryonline.com.

Proxy forms must be received by 10.30am Wednesday 16 March 2016 to be valid.

NOVOGEN
Novogen Limited
ABN 37 063 259 754
000001 000 NRT
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030
Lodge your vote:
Online:
www.investorvote.com.au
By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555
For Intermediary Online subscribers only (custodians) www.intermediaryonline.com
For all enquiries call:
(within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000
This Document is printed on Greenhouse FriendlyTM ENVI Laser Carbon Neutral Paper
Proxy Form
Vote online
Go to www.investorvote.com.au or scan the QR Code with your mobile device.
Follow the instructions on the secure website to vote.
Your access information that you will need to vote:
Control Number: 999999
SRN/HIN: I9999999999
PIN: 99999
PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.
For your vote to be effective it must be received by 10:30am (Sydney time), Wednesday 16 March 2016
How to Vote on Items of Business
All your securities will be voted in accordance with your directions.
Appointment of Proxy
Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.
Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.
Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.
A proxy need not be a securityholder of the Company.
Signing Instructions for Postal Forms
Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.
Attending the Meeting
Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, “Printable Forms”.
Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.
GO ONLINE TO VOTE
or turn over to complete the form
Samples/000001/000001/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030
Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes.
I 9999999999
I ND
Proxy Form
Please mark [X] to indicate your directions
STEP 1
Appoint a Proxy to Vote on Your Behalf
I/We being a member/s of Novogen Limited hereby appoint
XX
the Chairman of the Meeting
OR
PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).
or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Novogen Limited to be held at Level 5, 20 George Street, Hornsby, New South Wales 2077 on Friday 18 March 2016, at 10:30am (Sydney time) and at any adjournment or postponement of that meeting.
STEP 2
Items of Business
PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.
1 Issue of Options to Dr James Garner
2 Election of Mr Iain G. Ross as Director
3 Non-Executive Directors’ Remuneration Cap
For
Against
Abstain
The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.
SIGN
Signature of Securityholder(s) This section must be completed.
Individual or Securityholder 1
Securityholder 2
Securityholder 3
Sole Director and Sole Company Secretary
Director
Director/Company Secretary
Contact
Name
Contact
Daytime
Telephone
Date
N R T
9 9 9 9 9 9 A
Computershare +